VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Registration Statement on Form N-2

File No. 333-230801

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BofA Securities, Inc., on behalf of the several Underwriters, hereby join in the request of Goldman Sachs BDC, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 6 at 1:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: February 6, 2020;

(ii)	Date of distribution: February 6, 2020;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1;

(iv)	Number of prospectuses so distributed: approximately 500; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Act of 1934.

Very truly yours,

BOFA SECURITIES, INC.

On behalf of itself and the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Matt Basler
Name: Matt Basler
Title: Managing Director

[GS BDC Acceleration Request]